Exhibit 99.3

Press Release

Vaccines Investor Event

Vaccines R&D pipeline raises the bar in RSV, influenza, meningitis, and pneumococcal disease

☐	Sanofi reaffirms ambition to deliver >€10bn in annual vaccines sales by 2030, fueled by an accelerated pace of innovation
☐	Intent to start at least 5 innovative Phase 3 vaccine programs by 2025

Paris, June 29, 2023. Today Sanofi is hosting a Vaccines Investor Event dedicated to its pipeline with key members of its leadership team. The event will highlight how Sanofi’s strategy is supported by vaccines R&D. Since 2019, reinvesting in key growth drivers and a renewed pipeline has positioned the company well as it moves at speed on the second phase of its Play to Win strategy.

Sustained growth in the vaccines business will be driven by core franchises of influenza, meningitis, and pediatric vaccines, with the addition of a best-in-class RSV franchise that aims to protect infants, toddlers and older adults. Sanofi has made strides in bolstering its vaccines R&D, including the rapid development of a leading-edge mRNA platform, coupled with a global footprint of industrial and commercial expertise.

Thomas Triomphe

Executive Vice President, Vaccines, Sanofi

“Today, we’re pleased to showcase how vaccines R&D is significantly contributing to the continued growth of the company through the design, development, and delivery of vaccines that address unmet needs. The pace of our innovation is buoyed both by a sense of urgency to address existing public health needs at multiple stages in life, and by our continued transformation as a company that simply won’t accept ‘good enough.”

In less than two years, Sanofi has delivered a competitive mRNA platform with improved potency and thermostability that performs with both viral and bacterial targets. Using a powerful internal and external innovation ecosystem, Sanofi’s mRNA Center of Excellence has accelerated the science of mRNA technology, including improved lipid nanoparticles.

Jean-François Toussaint

Global Head of Vaccines R&D, Sanofi

“With the addition of mRNA, we now have the largest development toolbox in the industry. This allows us to tackle public health challenges like RSV across multiple stages of life, applying the right platform to the right age group. Adding machine learning and antigen design means that our future vaccines will raise the bar beyond today’s high standards. With a clear focus on delivering only first- and best-in-class vaccines, we’re wholly focused on innovative R&D and flawless execution.”

New data from 12 assets in Sanofi’s broad vaccines pipeline will be featured today:

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Latest data from across the RSV development program, including Phase 3b HARMONIE data for Beyfortus (nirsevimab), specifically designed to protect all infants against RSV when entering their first season; positive Phase 1/2 data from the first RSV vaccine designed to protect toddlers (SP0125); and positive Phase 1/2 results from the RSV mRNA vaccine in older adults (SP0256), which lays the foundation for clinical investigation of a combination vaccine with up to three different pathogens (for example, Respiratory Syncytial Virus, human Metapneumovirus, Parainfluenza virus) for older adults.

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☐	First data from the mRNA Flu Quadrivalent vaccine, and promising results of the next-generation neuraminidase-encoding mRNA Flu vaccine, supporting further development of this novel program.

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Latest data from the Phase 1/2 pediatric pneumococcal vaccine program (SP0202/ developed in collaboration with SK Biosciences), with positive safety and immunogenicity of the first PCV21 vaccine, designed to extend protection against disease with an innovative carrier that breaks the glass ceiling of serotype compositions. Phase 3 start of pediatric pneumococcal vaccine planned in H1 2024, with expected submission for approval in 2027.

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Sanofi will share recent clinical evidence reinforcing MenQuadfi’s best-in-class profile and unique ready-to-use syringe in the fight against meningitis. FDA submission of MenQuadfi first and only ready-to-use syringe scheduled for July 2023, with expected launch in 2024. In addition, positive Phase 1/2 results from the Men B program (SP0230) will be presented, supporting a move to the next phase of development.

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In the realm of new frontiers, Sanofi will introduce initial data from its multi-antigen chlamydia vaccine candidate, which will move to Phase 1/2 in early 2024; and preclinical results with its therapeutic mRNA vaccine candidate against acne, which moves into Phase 1/2 in H2, 2023.

Vaccines Investor Event details

Webcast and presentation will be accessible here.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and

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any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that pandemics or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2022. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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